# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trilogy Metals Inc., CIK 0001543418
CUSIP: 89621C105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 510 Burrard Street, Suite 901, Vancouver, British Columbia Canada (A1), V6C 3B8
Date of event which requires filing of this statement: 12/26/2025
Filed by CIK 0001565641
Persons authorized to receive notices and communications: The Electrum Group LLC, 600 Fifth Ave., 24th Fl., New York, New York (NY), 10020, (646) 365-1600

## Reporting persons
- Electrum Strategic Opportunities Fund L.P. (CIK 0001637981): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 31,604,741; sole dispositive power 0; shared dispositive power 31,604,741; aggregate amount beneficially owned 31,604,741 (18.5% of the class)
- The Electrum Group LLC (CIK 0001565641): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 31,604,741; sole dispositive power 0; shared dispositive power 31,604,741; aggregate amount beneficially owned 31,604,741 (18.5% of the class)
- ESOF GP Ltd. (CIK 0001663180): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 31,604,741; sole dispositive power 0; shared dispositive power 31,604,741; aggregate amount beneficially owned 31,604,741 (18.5% of the class)
- GRAT Holdings LLC (CIK 0001565707): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas Scott Kaplan (CIK 0001124803): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 31,604,741; sole dispositive power 0; shared dispositive power 31,604,741; aggregate amount beneficially owned 31,604,741 (18.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Trilogy Metals Inc.
Address of issuer's principal executive offices: 510 Burrard Street, Suite 901, Vancouver, British Columbia Canada (A1), V6C 3B8
Comment: This Amendment No. 8 (this "Amendment") amends the Schedule 13D filed by Electrum Strategic Resources LLC ("Electrum Strategic") on May 10, 2012, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 to the Schedule 13D filed on December 31, 2012, July 9, 2014, April 23, 2015, June 26, 2015, December 31, 2015, April 24, 2018 and April 26, 2023 (as amended, the "Schedule 13D") with respect to the common shares ("Common Shares") of Trilogy Metals Inc. (the "Issuer"), formerly known as NovaCopper Inc. The purpose of this Amendment is to report (i) changes in the number of Common Shares beneficially owned by GRAT Holdings LLC, a Delaware limited liability company ("GRAT Holdings"), and Thomas S. Kaplan, a natural person and citizen of the United States ("Kaplan"), as a result of transfers of Common Shares on December 26, 2025 by GRAT Holdings, Kaplan and Kaplan's spouse; and (ii) changes in the percentage of the Common Shares beneficially owned by the Reporting Persons (as defined below) as a result of changes in the number of outstanding Common Shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by The Electrum Group LLC, a Delaware limited liability company ("TEG Services"), GRAT Holdings, Electrum Strategic Opportunities Fund L.P., a Cayman Islands exempted limited partnership ("ESOF"), ESOF GP Ltd., a Cayman Islands company ("ESOF GP"), and Kaplan (collectively, the "Reporting Persons"). Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person to the extent applicable.
Residence or business address: The principal business address of each of each of the Reporting Persons is c/o The Electrum Group LLC, 600 Fifth Avenue, 24th Floor, New York, NY 10020.
Present principal occupation or employment: The principal business of each of GRAT Holdings, ESOF, ESOF GP and Kaplan is to invest in securities and other assets, directly or indirectly. Kaplan is also Chairman, Chief Executive Officer and Chief Investment Officer of TEG Services. The principal business of TEG Services is to provide investment advisory services.
Criminal convictions in the last five years: Neither any Reporting Person, nor any person named in Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither any Reporting Person, nor any person named in Schedule A, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.
Citizenship: See responses to Item 6 on each cover page and Schedule A.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On December 26, 2025, the previously disclosed 833,333 Common Shares held by GRAT Holdings and 10,000 Common Shares held by Tigris Financial Group Ltd. were transferred to accounts for the benefit of Kaplan or his spouse, and those shares together with the previously disclosed 113,739 Common Shares held directly by Kaplan were donated to a charitable foundation for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of the date hereof, the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below. Percentage ownership is based upon 171,059,888 issued and outstanding Common Shares as of November 6, 2025, as reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on November 7, 2025.

(1) All Reporting Persons

Number of shares: 31,604,741
Percentage of shares: 18.5%

(2) ESOF

Number of shares: 31,604,741
Percentage of shares: 18.5%

(3) ESOF GP

Number of shares: 31,604,741
Percentage of shares: 18.5%

(4) TEG Services

Number of shares: 31,604,741
Percentage of shares: 18.5%

(5) GRAT Holdings

Number of shares: 0
Percentage of shares: 0%

(6) Kaplan

Number of shares: 31,604,741
Percentage of shares: 18.5%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

(1) ESOF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 31,604,701*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 31,604,741*

(2) ESOF GP

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 31,604,741*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 31,604,741*

(3) TEG Services

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 31,604,741*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 31,604,741*

(4) GRAT Holdings

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 0

(5) Thomas S. Kaplan

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 31,604,741*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 31,604,741*

* Consists of Common Shares held by ESOF.
ESOF GP is the general partner of the sole general partner of, and TEG Services is the investment adviser to, ESOF. TEG Services possesses voting and investment discretion with respect to assets of ESOF, including indirect investment discretion with respect to the Common Shares held by ESOF.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4 to this Amendment, no Reporting Person nor any person named in Schedule A has effected any transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 26, 2025, GRAT Holdings ceased to be the beneficial owner of Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by replacing Exhibit A as follows:

99.A - Additional Information Regarding Certain Other Persons

## Signatures
- Electrum Strategic Opportunities Fund L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (12/29/2025)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (12/29/2025)
- ESOF GP Ltd.: /s/ Michael H. Williams, Michael H. Williams, Director (12/29/2025)
- GRAT Holdings LLC: /s/ Thomas S. Kaplan, Thomas S. Kaplan, Co-Chief Executive Officer (12/29/2025)
- Thomas Scott Kaplan: /s/ Thomas S. Kaplan, Thomas S. Kaplan (12/29/2025)
Comment: Electrum Strategic Opportunities Fund L.P. By: Electrum Strategic Opportunities Fund GP L.P., its general partner By: ESOF GP Ltd., its general partner